Adorys Velázquez avelazquez@velaw.com

Tel + 1.212.237.0036 Fax + 1.917.849.5352

September 24, 2013

Via EDGAR and Federal Express

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Sprague Resources LP
Registration Statement on Form S-1
File No. 333-175826

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on behalf of Sprague Resources LP (the “Partnership”), we hereby submit the proposed offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K. These pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-175826 (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of September 24, 2013. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19 to $21 per common unit, with a midpoint of $20 per common unit. In the Offering, the Partnership proposes to sell up to 9,775,000 common units representing limited partner interests in the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility; as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Partnership also attaches herein for the Staff’s review and comment Vinson & Elkins L.L.P.’s Exhibit 5.1 Opinion to the Partnership, to be filed as an exhibit to a future amendment to the Registration Statement.

The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Should the Staff have any questions or comments, please contact Adorys Velázquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/s/ Adorys Velázquez
Adorys Velázquez

Enclosures

Cc:	Caroline Kim (Commission)
Laura Nicholson (Commission)
Paul A. Scoff (Registrant)
Gary Rinaldi (Registrant)
Joshua Davidson (Baker Botts L.L.P.)
Douglass M. Rayburn (Baker Botts L.L.P.)